EX 99.28(p)(24)

2013
Code of
Business
Ethics

The McGraw-Hill Companies enjoys a worldwide reputation for integrity, honesty and good faith in all its dealings. We are proud of our reputation, for it is our heritage, reflecting our goals and the manner in which we work to achieve them.

Our standards of conduct are summarized in the paragraphs that follow. Written words alone, however, do not create a moral conscience or lead inevitably to ethical conduct.

The written words, in fact, are nothing more than a description of the way we have always done our business. Our reputation for fair dealing was well established long before a written policy was first published. In short, we are a people-oriented company. It is the conduct of our people that has produced our reputation for integrity and honesty.

Failure to comply with the Code may result in disciplinary action, up to and including termination of employment.  In the event that there is a conflict between the umbrella provisions of the Code and the specific policies of your business unit or local office, the policies of your business unit or local office will prevail.

WHAT EMPLOYEES CAN EXPECT OF THE McGRAW-HILL COMPANIES

You have been employed solely on the basis of The McGraw-Hill Companies' estimate of your ability to do your job well. You will not be unfairly discriminated against because of race, color, religion, sex, age, sexual orientation, national or ethnic origin, citizenship status, veteran status or disability or for any other unlawful reason.

Any future promotion and pay increase is at the discretion of your manager and will depend on the needs of the business matched to your demonstrated ability to do superior work, to grow in your job and to accept responsibility.

You can expect courteous and considerate treatment from the corporation. Through on-the-job training, sharing tuition costs, The Learning Center, and other means, we will endeavor to provide appropriate opportunities for developing your ability to perform your job well and to prepare you for greater challenges.  You can learn of possible job openings throughout the corporation via our internal online talent resources. You may apply for any position you may be qualified to fill.

Every reasonable effort will be made to provide you with a safe and healthy place in which to work. In addition, it is the corporation’s policy to provide a work environment free from sexual harassment or any other type of unlawful harassment.

Resolving problems in the workplace. At any time, you may discuss an ethical problem, concern or complaint related to your employment with your manager, the next higher level of management, the Human Resources Department, the Compliance Department for your business unit, or the Corporate Legal Department. Through appropriate supervisory channels, you may take a complaint to the highest executive level of the corporation.

You may also make a complaint or provide a constructive comment through the Employee Hotline, which is available to employees worldwide.  Employees in the U.S. and Canada can contact the Employee Hotline by dialing 1-888-722-3277.  Employees in countries outside North America, with the exception of EU countries, can contact the Employee Hotline by dialing the AT&T Direct Access Number for their country, followed by the Employee Hotline number (888-722-3277).  (Direct Access Numbers are available online at www.att.com/traveler.)  EU employees can contact the EU Employee Hotline by dialing the AT&T Direct Toll-Free Service Calling Code for their country, followed by 800-381-7411.  (Direct Toll-Free Service Calling Codes are available online at http://www.business.att.com/bt/tollfree.jsp.)

Subject to laws in certain jurisdictions outside the U.S., the Employee Hotline provides a way of reporting violations of corporate policy, workplace concerns, violations of law and related issues.  The McGraw-Hill Companies prohibits retaliation against any employee who reports issues to the Hotline in good faith.

U.S. employees may also take advantage of the FAIR Program (Fast and Impartial Resolution), a voluntary alternative dispute resolution program, to address any problems in the workplace. Employees may file a FAIR complaint and receive a written response from the corporation (Phase I).  If the employee is dissatisfied with the result, the employee may request a mediation which is an attempt to resolve the dispute with the help of a trained, neutral mediator (Phase II).  If the employee is still dissatisfied with the results, the employee may bring the issue to binding arbitration (Phase III).  The corporation pays the costs of the program although it does not pay the employee’s legal expenses. You can reach a FAIR representative at 212-751-2700.

The McGraw-Hill Companies prohibits retaliation against an employee for filing a complaint under FAIR or with a government anti-discrimination agency.  Further, the corporation bars retaliation against anyone for assisting with the investigation of such a complaint.

An employee who retaliates against another employee for filing a complaint (via the Hotline, the FAIR program or otherwise) or for assisting in the investigation of such a complaint will be subject to disciplinary action up to and including termination.

The McGraw-Hill Companies recognizes and respects the privacy of employees and others with regard to personal information it obtains through the employment relationship.  Employees should contact Human Resources for further information in this regard.

The McGraw-Hill Companies provides medical, disability, life insurance, and retirement programs as further described in materials you will receive from the Human Resources Department.

WHAT THE McGRAW-HILL COMPANIES CAN EXPECT OF US AS EMPLOYEES

Of course, The McGraw-Hill Companies expects that employees will work diligently and to the best of their abilities. In addition, here are some specific requirements.

Compliance with law. All employees of The McGraw-Hill Companies must conduct their activities on behalf of The McGraw-Hill Companies in compliance with applicable laws and regulations as well as The McGraw-Hill Companies’ policies. As part of this responsibility, it is imperative that all of our financial disclosures and reports be full, fair, accurate, timely and understandable. When appropriate, employees should seek advice from The McGraw-Hill Companies' Legal Department with respect to the application or interpretation of laws and regulations relevant to their business activities.

Special situations. Detailed codes of conduct have been developed by certain of The McGraw-Hill Companies’ units to provide guidance for situations unique to their businesses.  Where a specific provision of a business unit’s policies or code of conduct conflicts with a more general provision in this Code, the specific business unit provision applies.  Further, The McGraw-Hill Companies has adopted Corporate policies specifying the appropriate conduct and procedures for certain matters described in this Code.  For Corporate policies, go to:  https://buzz.mcgraw-hill.com/groups/corporate-policy-manual/.

Conflicts of interest. Employees should not engage in any activity that creates or might result in a conflict, or the appearance of a conflict, between the individual's self-interest or the interests of another organization, on the one hand, and The McGraw-Hill Companies' interests on the other hand. Each employee should be free from any interest or influence that would make it difficult to give The McGraw-Hill Companies the employee's best efforts and undivided attention. The following are examples of conflicts of interest, but these examples are not intended to limit the general applicability of the prohibition against conflicts.

(a)	Employees may not take for themselves, or divert to others, any business opportunity in which the corporation has, or can reasonably be expected to have, an interest.

(b)
Employees may, on their own time, do limited amounts of work for other employers so long as such work does not conflict with the employee’s obligations to The McGraw-Hill Companies. A conflict would arise if outside work consumed so much of an employee's time and energy as to impair the ability to perform The McGraw-Hill Companies’ job effectively. Also, a conflict of interest is presumed if an employee does outside work for a firm that has business dealings with, or competes with, The McGraw-Hill Companies. Employees should also avoid outside employment that is otherwise detrimental to the interests of The McGraw-Hill Companies.

(c)
Employees may not provide consulting or advisory services for any external advisor service, primary research network, analyst group, consulting group, hedge fund, investment bank, investor, or any other similar firm.

(d)
No employee may directly or indirectly own any interest in another firm, or serve as a director, officer or employee of a firm, whose business in any way competes with The McGraw-Hill Companies or that has business dealings with The McGraw-Hill Companies. However, an employee may own up to one percent (1%) of the shares of any public corporation, regardless of its business, except as limited by other obligations under the Code of Business Ethics or other policies of the corporation.

(e)
Employees should never give or accept any gift, entertainment, consideration, benefit or privilege (including discounts on personal purchases not offered to all McGraw-Hill employees) where the value (i) is not reasonable in its business context or (ii) places the recipient under a real or perceived obligation to the giver.  Gifts that are intended to or would result in favorable treatment or influence a business decision, regardless of the amount or value involved, should never under any circumstances be given or accepted.

Providing gifts, travel, meals or entertainment to a Government Official or private individual is never permitted if it could reasonably be understood as an effort to improperly influence an official action or obtain a business advantage for The McGraw-Hill Companies. An employee should not accept, and should notify his/her supervisor if offered, any gifts, entertainment or anything else of value from a competitor, customer or anyone who conducts or seeks to conduct business with The McGraw-Hill Companies, other than (i) Nominal Gifts or (ii) Ordinary Business Entertainment, as those terms are defined below.

Nominal Gifts are gifts of token to modest value that will not place the recipient under any real or perceived obligation to the donor or gifts used for advertising or promotion, as long as they are customarily given in the regular course of business.

Ordinary Business Entertainment, such as lunch, dinner, theatre, sporting events and the like, is appropriate where it is reasonable in its business context and the purpose is to hold bona fide business discussions or to foster better business relations.

A Government Official is a public official or employee at any level, including officers or employees of state-owned enterprises and public international organizations.  The term Government Official also includes candidates for political office and political party officials.

Employees may obtain waivers of these conflict rules under limited circumstances.  The employee may request a waiver of these conflict rules by submitting a written request to the appropriate executive, with a full explanation of the basis for the request. Waiver requests must be sent to, and written approval obtained from, either the Chairman, President and Chief Executive Officer of The McGraw-Hill Companies (or a person designated by the CEO), or the corporate staff officer or segment president in charge of the employee's department or unit.

Improper payments to others. No employee anywhere in the world may directly or indirectly offer or provide anything of value, including a bribe, kickback, excessive commission or fee, in order to influence a Government Official or private party or to obtain an improper advantage. This prohibition includes, but is not limited to, obtaining business for the company from private businesses or government bodies, anywhere in the world.

In addition, employees may not give money or anything else of value indirectly (for example, to a consultant, agent, distributor, intermediary, business partner, or other third party) if the circumstances indicate that all or part of it will likely be passed on to a Government Official or private party to influence official action or obtain an improper advantage.

Further guidance can be found in Corporate Policy 64, Anti-Corruption.

When in doubt concerning the propriety of a proposed payment or gift, contact the Legal Department for assistance.

Objectivity of reporting and evaluation. The McGraw-Hill Companies' reputation rests in great measure on the integrity of its reporting and evaluation services. For this reason, no employee whose duties include reporting on an industry or evaluating securities should have any employment, ownership or other relations with companies in the relevant industries in a way that might compromise, or appear to compromise, the objectivity of the employee's reports or evaluations. Employees must provide prior written disclosure in writing to their supervisors detailing any factors, such as holding stock in or having a financial relationship with a party, that might be relevant to this restriction.

No employee may exert or attempt to exert any improper influence on any editorial position or opinion, including those of any Standard & Poor’s equity or rating analyst.  For instance, no employee may (i) suggest that a Standard & Poor’s analyst consider improper factors not relevant to such analyst’s objective analysis of ratings, opinions, recommendations, estimates or target prices; (ii) make recommendations to an issuer of securities or other party involved with a securities issuance for the purpose of advising such party on how to achieve a particular rating result; or (iii) condition or threaten to condition any Standard & Poor’s rating or rating action on the purchase of any other services or products.  See Corporate Policy 63, Reinforcing Credit Rating Independence and Objectivity

Individual business units of The McGraw-Hill Companies will, as appropriate, issue supplemental guidelines that relate to their particular operations.

Discriminatory conduct. Employees may not discriminate against or harass any other employees on the basis of race, color, religion, sex, age, sexual orientation, national or ethnic origin, citizenship status, veteran status, disability or any other unlawful basis.  The McGraw-Hill Companies prohibits harassment of any kind toward other employees.

Confidential  information. An employee must regard all non-public information about The McGraw-Hill Companies or its activities and all non-public information obtained in the performance of the employee’s duties about McGraw-Hill customers, clients or applicable third parties as a corporate trust. Employees may not use for any purpose or disclose to others any non-public information. For example: (a) employees and members of their families possessing non-public information about The McGraw-Hill Companies may not use such information to trade in The McGraw-Hill Companies’ securities, nor divulge such non-public information to other persons to trade in The McGraw-Hill Companies’ securities; (b) employees or members of their families possessing non-public information regarding studies or pending negotiations by The McGraw-Hill Companies to acquire all or part of a company shall not divulge such information to other persons and shall not trade in the securities of such a company unless and until the studies or negotiations have been permanently terminated or completed by The McGraw-Hill Companies; and (c) employees obtaining material non-public information about another company or securities shall not trade in the securities of such other company until such non-public information becomes publicly known.

Trade secrets, confidential information and proprietary information concerning products and services (both those already on the market and those being developed) are a special, valuable and unique asset of The McGraw-Hill Companies. Employees should hold all trade secrets and other confidential or proprietary information in strictest confidence and should not use such trade secrets and confidential or proprietary information in any way other than in performing their duties as employees. Such trade secrets and other confidential or proprietary information may not be misappropriated, transferred or disclosed, directly or indirectly, to any person or entity.  This obligation remains in effect after an employee leaves The McGraw-Hill Companies.

No employee may, without appropriate management approval, disclose to any person in advance of publication by The McGraw-Hill Companies:  (a) any security or other rating, equity ranking or other opinion pertaining to securities, funds or other investments; or (b) the contents of any book, magazine, newsletter, electronic product, or any other information product or service produced by The McGraw-Hill Companies in any medium.

Intellectual property.  Each employee assigns to The McGraw-Hill Companies all intellectual property, including trademark and trade secret rights, created by that employee within the scope of his or her employment.  Subject to local intellectual property laws, all copyrightable work prepared by an employee within the scope of his or her employment, is a "work made for hire" and is the property of The McGraw-Hill Companies.   All inventions or designs conceived or first reduced to practice in whole or in part by an employee within the scope of his or her employment shall be disclosed on a timely basis to the corporation and title to such inventions, including all patent and other such rights, shall be assigned to and owned by the The McGraw-Hill Companies.

Customer privacy. The McGraw-Hill Companies has implemented Corporate Policy 20, Customer Privacy, to protect the privacy of its customers and business prospects. All employees are responsible for being familiar with this policy and for complying with its terms.

The McGraw-Hill Companies’ use of third party information. The McGraw-Hill Companies is a substantial user of proprietary materials belonging to others, including “hard copy” magazines and newspapers, as well as software and digital information. Employees have an obligation to comply with the copyright, trademark, patent and trade secret laws as they pertain to these materials. In addition, employees have an obligation to comply with the terms and conditions of agreements (including website agreements) under which employees use third party proprietary material, content and software.

Competitive Intelligence. Employees are encouraged to stay informed about competitors through publicly available information.  All competitive intelligence activities must be conducted in compliance with the following 12 core principles.

•	Competitive intelligence may be obtained only in compliance with applicable laws.

•	The use of publicly available information is permitted.

•
Avoid pressuring anyone, including customers, to provide a competitor’s proprietary information.  When in doubt, listen, but don’t ask.  Never use threats or incentives to obtain a competitor’s information.

•
Respect the right of other companies to protect their trade secrets and confidential information.  Do not seek nonpublic information about a competitor from anyone, including customers, if you know that the competitor has prohibited that person from sharing the information.  Comply with non-disclosure and confidentiality agreements, terms and conditions of use and any other restrictions that may apply to non-public information received from any source.

•
Always be forthright and truthful about your relationship with The McGraw-Hill Companies.  Use only your McGraw-Hill e-mail address when signing up for digital or online products from competitors.  Do not use another person’s log in data to access a competitor’s information or product.

•	Do not do indirectly what you may not do directly. Any contractor, consultant, agent or other third party acting on The McGraw-Hill Companies behalf must comply with these principles.

•	It is appropriate to ask former employees of competitors about their ideas, viewpoints and industry experience, but do not seek trade secrets or confidential information.

•
If a competitor’s proprietary information is revealed through the intentional but careless act of its employees or agents (e.g., talking loudly in a public place), you may use that information provided there was no misrepresentation or inducement to encourage it.  However, do not use proprietary information that has been lost by the owner in a manner that was clearly a mistake or accident (e.g., sealed documents left in a public place).

•	Generally avoid direct contact with competitors and their employees or agents where that contact might reveal pricing, promotions, product plans or other proprietary information.

•
Do not risk The McGraw-Hill Companies’ reputation or your own in a competitive intelligence effort.  Before acting in this sensitive area, also consider how the Company or you, as an employee, would react if you learned that a competitor was doing the same thing regarding McGraw-Hill.

•
These 12 core principles, like the McGraw-Hill Code of Business Ethics, are Company-wide provisions that apply to all McGraw-Hill employees.  Business units may from time-to-time issue additional and more (but not less) restrictive guidance on competitive intelligence gathering.  Employees must observe both Company-wide guidance and any supplemental unit-specific restrictions.

•	When in doubt, contact the Legal Department for guidance.

Information security. Accurate and reliable information is the foundation of our business. Without proper safeguards in place, our systems are vulnerable to loss, destruction, error and abuse that can undermine the objectives and goals of The McGraw-Hill Companies.

Several of The McGraw-Hill Companies’ policies provide support and guidance for appropriate use of company information management resources.  These policies include:

•	33 – Review and Approval of Information Technology Related Projects
•	48 – Information Security
•	52 – Monitoring of Information Technology Systems
•	54 – Appropriate Use of Digital Communications
•	59 – Internet Site Blocking

Employees are required to review and comply with these policies. Potential data breaches of confidential information concerning either The McGraw-Hill Companies, employees, customers or other persons should be reported immediately to Corporate Security.

Appropriate use of social media. The McGraw-Hill Companies Social Media Standard  is designed to protect our employees and the Company as we utilize social media tools in new and creative ways to extend our brand, communicate with the market and meet the changing needs of our customers.  The Standard provides all employees with information, guidelines and best practices to follow when using social media.

Appropriate use and monitoring of digital communications.  Corporate Policy 54, Appropriate Use of Digital Communications, provides guidelines for the appropriate use of digital communications by employees of The McGraw-Hill Companies and other authorized persons.  Digital communications include (subject to applicable laws) all digital messages sent from any Company supported e-mail system, instant messaging system, or from any computer or personal digital assistant made available by the Company.  Digital communications are for the direct support of The McGraw-Hill Companies' activities.  Although intended for business purposes, digital communications on the Company provided systems and networks may, subject to limitations detailed in Corporate Policy 54, be used on a limited basis for personal or non-business purposes at the discretion of the employee's business unit or corporate department.  Such personal communications are subject to the prohibitions detailed in Corporate Policy 54 with respect to harassing, libelous, threatening, abusive, sexually suggestive, obscene, inappropriate comments regarding ethnicity, or similar objectionable content.

The McGraw-Hill Companies reserves the right, subject to applicable local law, to monitor the digital communications of employees, contractors and other users of the information technology systems made available by the Company, including mobile and office systems, without informing the sender or recipient of the information, or the person in whose possession those communications reside.  Further information can be found in Corporate Policy 52, Monitoring of Information Technology Systems.

Political activities. Employees, of course, are entirely free, and indeed are encouraged, to endorse, advocate, contribute to or otherwise support any political party, candidate or cause they may choose. But no reimbursement of such contributions will be or, in most instances, lawfully can be, made by The McGraw-Hill Companies in any form, directly or indirectly. Any payment or contribution made by The McGraw-Hill Companies to political candidates, public employees, office holders, political parties and other political organizations including political action committees ("PACs") must comply with Corporate Policy 41, Political Contributions and Payments.  In any public political statement, references to an employee's affiliation with The McGraw-Hill Companies or any of its subsidiaries should be avoided, and in any personal political activity it must be clear that the employee is acting personally and not for or on behalf of the company.

Government contracts. Government contracts, whether with federal, state or municipal entities, are subject to complex laws and regulations setting forth the information which must be furnished to the government in the course of negotiating a contract or submitting a bid. Other laws regulate the performance of government contracts, accounting procedures and payment requests in ways different from private commercial contracts. In certain instances, serious violations of government contract laws or regulations may affect The McGraw-Hill Companies' ability to do business with the government or even constitute criminal conduct. Employees responsible for government contract work should become familiar with the relevant rules and regulations and should contact The McGraw-Hill Companies’ Legal Department with any questions.

Representing The McGraw-Hill Companies in an unauthorized capacity. No employee may contact any person or entity to seek personal gain or other benefits by claiming that the employee represents or is affiliated with The McGraw-Hill Companies.

Interpretation of this Code. Employees should seek advice from The McGraw-Hill Companies' Legal Department concerning any interpretation of the provisions of this Code.

Reporting violations of this Code.  An employee who observes any conduct by other employees in violation of this Code or of any law applicable to The McGraw-Hill Companies has a responsibility to promptly inform his or her supervisor, the head of the Corporate Audit Department or The McGraw-Hill Companies’ Legal Department. The McGraw-Hill Companies prohibits retaliation against any employee who reports violations of this Code in good faith. As noted above, subject to laws in certain jurisdictions outside the U.S., violations may also be reported through the Employee Hotline in confidence.

In general. All employees will be expected to abide by the highest ethical standards and act with complete integrity when acting on behalf of The McGraw-Hill Companies with government agencies, customers, competitors, suppliers, authors, the media, trade associations, fellow employees and the general public.  Failure to follow these policies exposes you to potential disciplinary action up to and including termination.

WHAT THE PUBLIC HAS A RIGHT TO EXPECT FROM THE McGRAW-HILL COMPANIES AND ITS STAFF

We are committed to providing products and services of high quality, to market them fairly, and to conduct our affairs honorably. But our corporation has some special responsibilities. One is to be a good citizen in the communities in which we work. We are sensitive to the economic role we play in those communities, and to the standards of service provided by our publications and our community-related functions. The McGraw-Hill Companies contributes to community as well as to national institutions, and encourages employees to do so by matching their gifts to eligible organizations.

In addition, all The McGraw-Hill Companies’ employees are encouraged to take an active personal role in organizations dedicated to public service. The corporation will back up their participation with appropriate financial contributions to qualified projects and institutions through which employees are contributing volunteer services.

There is a further responsibility that comes from being in the business of communicating information and serving the need for knowledge. No day passes in which millions of persons throughout the world do not make some use of The McGraw-Hill Companies’ information products and services. As a result, we have a major and pervasive impact on a global scale. And we are trusted. That trust is what imposes on us all a special responsibility to produce the very best and the most completely reliable materials and services we can. That is the basic ethical demand upon us. Nothing must compromise that. All of us should share a sense of that responsibility in all our work.

The McGraw-Hill Companies

1221 Avenue of the Americas
New York, NY 10020-1095

Revised October 2012